Stepan

Growth for the Next Generation

Securing a better tomorrow, today.

Stepan 2023 Annual Report

Financial Highlights

(dollars in thousands, except per share amounts)

		2023		2022	(2023 vs. 2022) % change		2021	(2022 vs. 2021) % change
Net Sales	$	2,325,768	$	2,773,270	-16	$	2,345,966	+18
Net Income Attributable to Stepan Company		40,204		147,153	-73		137,804	+7
Per Diluted Share		1.75		6.38	-73		5.92	+8
Percent of Net Sales		1.7%		5.3%	-68		5.9%	-10
Percent Return on Average Equity		3.4%		13.1%	-74		13.4%	-2
Depreciation and Amortization		105,338		94,650	+11		90,876	+4
Capital Expenditures		260,335		301,553	-14		194,482	+55
Dividends Per Common Share	$	1.47	$	1.37	+7	$	1.25	+10
Working Capital[1]		454,577		463,719	-2		401,718	+15
Current Ratio		1.4		1.6	-13		1.8	-11
Long-Term Debt, Less Current Maturities		401,248		455,029	-12		322,862	+41
Total Stepan Company Stockholders' Equity		1,216,490		1,166,065	+4		1,074,193	+9
Total Stepan Company Stockholders' Equity per Share		54.36		52.44	+4		47.91	+9
Average Common Shares Outstanding (Diluted)		22,946		23,064	-1		23,287	-1
Number of Stockholders		2,036		1,837	+11		1,770	+4

Stock Information

(New York Stock Exchange Symbol: SCL)

		2023		2022
Stock Price Range	$	63.66-114.48	$	92.73-125.22
Dividends (Common)	$	1.47	$	1.37
Earnings Per Diluted Share	$	1.75	$	6.38
Return on Equity		3.40%		13.10%
Book Value	$	54.36	$	52.44
Shares Outstanding		22,377,780		22,234,985

[1] The 2022 and 2021 amounts have been retrospectively changed from the amounts previously reported as a result of the Company's change in method of calculating working capital. Working capital is now calculated by subtracting accounts payable from the sum of accounts receivable and inventories.

Certain information in this annual report consists of forward-looking statements which are not historical facts. These statements are subject to risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including without limitation, those described in the Company's Form 10-K, Form 10-Q and Form 8-K reports filed with the Securities and Exchange Commission, and risks and uncertainties related to disruptions in production or accidents at manufacturing facilities, global competition, volatility of raw material and energy costs, disruptions in transportation or significant changes in transportation costs, reduced demand due to customer product reformations or new technologies, the probability of future acquisitions and the uncertainties related to the integration of acquired businesses, maintaining and protecting intellectual property rights, international business risks, including currency exchange rate fluctuations, legal restrictions and taxes, our debt covenants, our ability to access capital markets, downturns in certain industries and general economic downturns, global political, military, security or other instability, costs related to expansion or other capital projects, interruption or breaches of information technology systems, the costs and other effects of governmental regulation and legal and administrative proceedings and our ability to retain executive management and key personnel.

Cover Photo (left to right): Kelly Strout, Senior Research Chemist; Renata Butikas, R&D Group Leader-Consumer Products North America; Cyril Bajracharya, Research Chemist-Consumer Products

Letter from the CEO

2023 was a challenging year for our Company and one of the most difficult for the specialty chemical industry in over a decade. Continued high inflation and rising interest rates led to a weaker global economy and lower consumer and industrial demand for chemicals across virtually all markets and geographies.

The economic slowdown led to substantial inventory destocking actions by our customers and downstream wholesalers and retailers. This market downturn coincided with significant capital expenditures and increased expenses related to our new strategic growth investments. The convergence of the economic slowdown and elevated expenses supporting future growth resulted in a significant decline in our earnings. Through our engaged and resilient team, we are confident that we have positioned the Company to grow earnings in 2024 as we bring our new major investments online and capture growth in our core markets.

2023 reported net income of $40.2 million and adjusted net income of $50.7 million were down 73% and 67%, respectively, from 2022 record results.[1] Earnings per share of $1.75 was down 73% and adjusted earnings per share of $2.21 was down 67% compared to prior year.[2] Sales volume declined 11% versus prior year, with declines across most of our end use markets and geographies. Adjusted EBITDA was $180 million, down 40%, versus record adjusted EBITDA of $302 million in 2022.[3] While our earnings were substantially lower than the prior year, shareholders' equity grew to a record $1.2 billion dollars and, as a testament to Stepan's long-standing commitment to shareholders, the quarterly dividend was raised by 2.7%, marking the 56th consecutive year of dividend increases. Despite the disappointing earnings, our balance sheet remains healthy and we anticipate improved earnings and a return to free cash flow productivity in 2024.

Surfactant operating income of $72.4 million was lower versus the record operating income of $162.7 million in 2022. Prolonged inflationary cost pressures on the end consumer and inventory destocking across most end use markets and geographies led to a 9% decline in Surfactant sales volume. However, progress made on our key growth initiatives should positively impact our business in 2024 and for years to come. Recently commissioned amphoteric investments in Mexico are delivering contracted volumes to new customers. Our new world scale specialty alkoxylation plant in Pasadena, Texas, is expected to start up in the third quarter of 2024 and is foundational to our future growth. Growth within our Specialty Alkoxylate product lines continued in 2023 despite headwinds from inventory destocking within the Agricultural Chemicals market. Our Product Development and Marketing teams remain a differentiator in our core markets as we successfully added over 600 new Surfactant customers globally. We are making great strides within our biofermentation development program by creating applications in high value markets for our new biobased surfactant technology. New patents with benefits across both consumer and industrial applications are actively being pursued.

Operating Income by Segment 2019-2023
(dollars in thousands)

● Surfactants　● Polymers　● Specialty Products



	2019	2020	2021	2022	2023
	$122,780	$169,101	$165,999	$162,746	$72,399
	$69,567	$68,214	$73,591	$82,897	$60,770
	$16,415	$13,966	$14,178	$29,895	$11,476

---

[1] Adjusted net income is a non-GAAP measure. A GAAP reconciliation is set forth on page 7 of this Annual Report.

[2] Adjusted earnings per share is a non-GAAP measure. A GAAP reconciliation is set forth on page 7 of this Annual Report.

[3] Adjusted EBITDA is a non-GAAP measure. A GAAP reconciliation is set forth on page 7 of this Annual Report.

2023 Polymer operating income of $60.8 million declined $22.1 million compared to 2022 due to customer and end markets de-leveraging from high inventory levels, especially in the first half of the year. Market demand began recovering in the second half of the year with the segment reporting higher volumes quarter-over-quarter. We remain steadfast on continuing our aromatic polyester polyol investments and innovation programs to remain a market leader. Long-term growth of the commercial laminated insulation board market remains very attractive, buoyed by growing energy efficiency mandates and residential building codes. We actively collaborate with customers in developing more sustainable product solution applications in both the laminated board and spray foam insulation markets. Successful new trials with customers will help ensure Stepan technology remains at the forefront of the industry for years to come.

Specialty Products operating income declined $18.4 million versus record earnings in 2022 due to unfavorable market factors that led to both a decline in sales volume and lower unit margins within our Medium Chain Triglycerides (MCTs) product line. We remain confident in our ability to recapture profitability and growth through product line extensions and new sales channels allowing us to reach new customers in adjacent markets. Future market demand growth for MCTs is promising, particularly in pharmaceutical and consumer-based applications.

Continuous improvement is embedded within our culture and a significant enabler to improved profitability. Our efforts, which are centered around operational excellence, should drive improved manufacturing performance, lower our costs and improve our customers' experience. We have made meaningful progress in eliminating inefficiencies, and Stepan's continued investment in operational management systems is driving effective productivity gains, enhancing reliability and reducing costs across our supply chain. We believe that this greater emphasis on operational excellence will lead to meaningful savings in 2024.

In planning foundationally for our future, we will complete this year the largest multi-year capital portfolio in Stepan's history. These capital projects will increase capacity and capabilities to meet our customers' growing needs. Last year, we completed our low 1,4-dioxane investments in the U.S. and our amphoteric investments in Mexico which are allowing us to capture new growth within the Consumer and Institutional Cleaning end markets. Our new Specialty Alkoxylation site in Pasadena, Texas, the largest single investment in the Company's history, should be commissioned in the third quarter of this year and will be a major enabler of our growth within key markets. Collectively, these strategic investments should ensure Stepan remains

Stock Performance*

(dollars)

■ Stepan Company   ● Dow Jones Chemical Industry Index
◆ Russell 2000 Index



*Assumes $100.00 invested on December 31, 2018, in Stepan Company Stock, Dow Jones Chemical Industry Index and Russell 2000 Index.

Net Income Attributable to Stepan Company

(dollars in thousands)



2019	2020	2021	2022	2023
103,129	126,770	137,804	147,153	40,204

Net Income Attributable to Stepan Company per Common Share

(diluted) (dollars)



2019	2020	2021	2022	2023
4.42	5.45	5.92	6.38	1.75

Total Stepan Company Equity per Share

(dollars)



2019	2020	2021	2022	2023
39.61	43.91	47.91	52.44	54.36

a market leader in Surfactants while providing new revenue and earnings streams for the Company.

Our commitment to investing and diversifying our product offerings enhances our customers' ability to deliver quality solutions. Our customers rely on our innovation and extensive product portfolio to enable the development of their next generation products. Stepan's growth strategy continues to focus on enhancing our ability to reach existing and new customers and markets with our products, sustainable solutions and services. We believe our technical team, with its capabilities, implementation of leading-edge technology and customer-first mindset, is a differentiating factor for Stepan and is integral to our and our customers' success.

Operating sustainably is important to us and our stakeholders. Great progress was made by our teams last year in developing long-term plans to reduce Scope 1 and 2 emissions, increase energy efficiency, conserve material and reduce waste and water. Technology and data collaborations with customers and our suppliers are helping to shape a product portfolio that is more sustainable for our planet.

Our strong, capable and united workforce remains the backbone of our success and ensures we are prepared to meet the challenges of tomorrow. Benefiting from a continuous improvement culture starts with listening to and empowering our employees. In 2023, our annual employee engagement survey results revealed that Stepan continues to score above industry benchmarks in every dimension measured with high marks in engagement and managerial effectiveness. We continue to invest in our people through training and development programs.

Although 2023 was a challenging and disappointing year from an earnings perspective, we made significant progress in executing against our strategic priorities, advancing our focus on operational excellence and advancing our innovation programs with our customers. We remain confident in our growth strategy and our ability to capture growth and improve earnings as the end markets we participate in recover from the significant demand upset experienced in 2023. I want to thank all our employees and our Board of Directors for their continued commitment to and passion for Stepan. We are excited to see our significant capital investments bring new capabilities and capacities to our customers and markets while adding value to you, our shareholders.

Thank you for your continued support and investment in Stepan Company.

Scott R Behrens

Scott R. Behrens
President and Chief Executive Officer
Stepan Company



Dividends Per Common Share
(dollars)



2019	2020	2021	2022	2023
1.03	1.13	1.25	1.37	1.47

Capital Expenditures
(dollars in thousands)



2019	2020	2021	2022	2023
105,572	125,792	194,482	301,553	260,335



Jeff Varghese, Specialties Commercial Director, Americas;
Carl Liskey, Senior R&D Manager



Diana Dardugno, Global R&D EHS&S Manager;
Akiko Yamamoto-Grieger, Manager-Finance Excellence

Investing for Strategic Growth

Over the past several years we have deployed a record amount of capital to enhance and grow product offerings. The investments in our alkoxylation plant in Pasadena, Texas, our low 1,4-dioxane assets in Elwood, Illinois (Millsdale) and Winder, Georgia and our production capability expansion for amine oxides and betaine surfactants in Latin America will build Stepan's foundation for future growth across multiple market segments.

Our plant in Pasadena is a state of the art, flexible, multi-reactor facility with approximately 75 kilotons of annual alkoxylation capacity. The site will manufacture specialty alkoxylates, a core product technology across Stepan's key agricultural, oilfield, construction and household end use markets. Pasadena will become Stepan's third alkoxylation plant, providing strategically located manufacturing and long-term capacity for a product portfolio that continued to grow in 2023. Pasadena truly represents a future flagship facility for Stepan, integrating new technology, years of learnings and best practices, and infrastructure for expansion.

In 2023, Stepan completed the buildout of assets enabling the manufacture of low 1,4-dioxane products at our Millsdale and Winder sites. These assets safely remove and treat 1,4-dioxane in sodium lauryl ether sulfate surfactants and provide us the capability to support our customers' needs for products that meet their evolving formulation requirements. Through these investments, Stepan now has the largest installed low 1,4-dioxane production capacity for supply to the North American merchant market, with contracted business that started in the second half of 2023.

In 2023, we completed two investments for amine oxides and betaine surfactants in Latin America. Through the expansion of our capacity and capabilities in Latin America, we have enhanced our ability to supply locally and responsively. Our aspiration is to be the preferred partner and supplier to the diverse and growing Latin American consumer and agricultural markets.

As a leader in innovation and technical service, Stepan is developing solutions to accelerate our growth opportunities in key markets including insulation, agriculture and consumer products. We do this by engaging customers with our technology roadmaps, listening to their needs and developing solutions that fit performance and sustainability requirements.

We remain excited in the long-term prospects for rigid polyester polyol applications in building insulation, as energy conservation efforts and more stringent building codes continue to drive market growth. In addition to diversifying our products for lamination boards and panels for roofing with improved performance properties, we are expanding our spray foam offerings, supporting a growing market in North America in residential applications. Stepan has also obtained International Sustainability & Carbon Certification (ISCC+) at three of our plants (Millsdale, Vlissingen, the Netherlands, and Wesseling, Germany), enabling certified tracking of sustainable raw materials across the supply chain. In 2024 we will launch polyol products in both Europe and North America containing bio-circular components that will allow our customers to market insulation products with bio-based and reduced product carbon footprint (PCF) claims.

Product and technology solutions at the interface of chemistry and biology are of growing importance to our stakeholders and an expanding opportunity in Stepan's innovation program. In 2023, we established a BioSolutions R&D team that brings together our expertise and capabilities in fermentation, microbiology and application development. This team will continue to partner with customers to support emerging areas in Agriculture and Consumer markets and deliver solutions for Stepan to participate in new markets. Key initiatives have included continued advancement of our biosurfactant fermentation program at pilot scale, advanced method development to assess stability of biological-based products for Agriculture and extension of our intellectual property portfolio on new applications of bio-derived products. We continued to expand the product biology testing of our bio-fungicide solutions and anticipate continued investment and contributions from our BioSolutions platform and products to drive Stepan's growth and diversification in the coming years.



Marty Benson, PTD Technical Director;
Kristin Bretscher, Senior Project Manager



Stepan employees volunteering at the Talking Farm

Operational and Cost Excellence

Operational discipline and sustainable processes rooted in continuous improvement are foundational to staying agile and competitive in today's environment. As a global chemical manufacturer in an ever-changing landscape, Stepan has resources around the world that are focused on pursuing operational and cost excellence. In 2023, our Operational Excellence and Cost Excellence teams worked to identify and drive out inefficiencies, enhance asset utilization and improve cash flow.

Stepan's Operational Excellence team has conducted a thorough analysis of our manufacturing facilities and processes, aiming to progress strategic initiatives and investments to enhance operational stability, improve reliability and eliminate inefficiencies. For example, at our Millsdale plant we have taken actions to enhance site resilience in response to inclement weather. These actions include investing in additional infrastructure, implementing redundancies for critical systems, and acquiring seasonal standby assets to safeguard operations. By leveraging our best practices and proactively investing in process improvement projects, we are not only achieving cost savings but also laying a robust foundation for future growth.

In 2023, we worked closely with our suppliers to build a more flexible supply chain, diversify our sourcing options and optimize our capabilities. Our cross functional teams were able to address high inventory levels through data-driven collaboration, delivering a notable reduction without compromising service to our customers. These and other actions driven by Stepan's Cost Excellence team have improved our working capital and improved our overall cost structure.

As part of our continuing commitment to cost excellence, we further expanded our cost reduction activities and expect to deliver $50 million in pre-tax savings in 2024 to help offset future inflation and increased expenses associated with the commissioning of our new Pasadena alkoxylation assets. Our plan is focused on workforce productivity, supply chain optimization and improved operational performance across our manufacturing network. A combination of anticipated market recovery, execution of our strategic initiatives and the aforementioned cost initiatives should position Stepan to deliver earnings growth and positive free cash flow in 2024.

Our People and Communities

Building a sustainable company begins by investing in the communities where we operate and in our most valuable assets, our people. Understanding our employees' needs to thrive and perform requires effective communication and providing them with a platform to share their feedback and ideas. To support our employees' growth, we have expanded our training programs in leadership development, emotional intelligence and cultivating soft skills.

Stepan's employees are leaders in the chemical industry, and in 2023, they also actively led by building connections within the Company and in our communities through:

- Launching EMBRACE (Empowering Black Resources and Cultural Ethnicity), our newest employee resource group, which seeks to establish a lasting supportive work environment to attract, retain, develop and promote Black employees through mentorship, networking and sponsorship opportunities;

- Supporting education and scholarship programs around the world, including the Illinois Chemical Education Foundation (ICEF), Projecta Esquela in the Philippines, and the Future of Stems Scholars Initiative (FOSSI) through the American Chemistry Council; and

- Sponsoring the Talking Farm, an urban farm in Skokie, Illinois, which provides education and volunteer opportunities to the community and increases the availability of locally grown food in surrounding areas.

We commit to the communities we operate in and the markets we serve and are working to responsibly manage our impact and build partnerships to take on climate-related challenges. In 2023, we expanded our long-term road maps for energy efficiency, material conservation, and water and waste reduction. Regional Supply Chain Sustainability Councils identified projects with near- and long-term impacts for our plants around the world. We increasingly considered the end-to-end impact of our products and assessed the potential for reducing our carbon footprint across the value chain, from production inputs through delivery to our customers. Stepan is dedicated to partnering with both our customers and suppliers to support scalable solutions that create value and provide sustainability benefits.

Five-Year Summary

(dollars in thousands, except per share amounts)

For the Year	2023	2022	2021	2020	2019
Net Sales	$ 2,325,768	$ 2,773,270	$ 2,345,966	$ 1,869,750	$ 1,858,745
Operating Income	58,613	207,336	170,781	171,522	127,260
Percent of Net Sales	2.5%	7.5%	7.3%	9.2%	6.8%
Income Before Provision for Income Taxes	48,391	188,703	172,537	171,067	125,899
Percent of Net Sales	2.1%	6.8%	7.4%	9.1%	6.8%
Provision for Income Taxes	8,187	41,550	34,642	43,411	22,798
Net Income Attributable to Stepan Company	40,204	147,153	137,804	126,770	103,129
Per Diluted Share	1.75	6.38	5.92	5.45	4.42
Percent of Net Sales	1.7%	5.3%	5.9%	6.8%	5.5%
Percent to Total Stepan Company Stockholders' Equity[1]	3.4%	13.1%	13.4%	13.5%	12.1%
Cash Dividends Paid	32,868	30,573	28,083	25,405	23,097
Per Common Share	1.47	1.37	1.25	1.13	1.03
EBITDA[2]	165,832	293,162	269,075	257,450	210,560
Capital Expenditures	260,335	301,553	194,482	125,792	105,572
Weighted-average Common Shares Outstanding (Diluted)	22,946	23,064	23,287	23,256	23,316

As of Year End					
Working Capital[3]	$ 454,577	$ 463,719	$ 401,718	$ 283,351	$ 286,212
Current Ratio	1.4	1.6	1.8	2.2	2.4
Property, Plant and Equipment, Net	1,206,665	1,073,297	850,604	682,667	639,317
Total Assets	2,363,354	2,433,172	2,065,612	1,752,336	1,579,367
Long-Term Debt Obligations, Less Current Maturities	401,248	455,029	322,862	160,812	198,532
Total Stepan Company Stockholders' Equity	1,216,490	1,166,065	1,074,193	986,693	891,783

[1] Based on weighted-average number of common shares outstanding during the year.

[2] EBITDA is a non-GAAP measure. A GAAP reconciliation is set forth in the table on page 7 of this Annual Report.

[3] The 2022, 2021, 2020 and 2019 amounts have been retrospectively changed from the amounts previously reported as a result of the Company's change in method of calculating working capital. Working capital is now calculated by subtracting accounts payable from the sum of accounts receivable and inventories.

The selected financial data included herein has not been audited. The information was derived from the Company's audited financial statements for the respective years, which were presented in accordance with accounting principles generally accepted in the United States of America and which were audited in accordance with the standards of the United States Public Company Accounting Oversight Board. Copies of the full consolidated financial statements and of the independent registered public accounting firm's report that expressed an unqualified opinion (dated February 29, 2024) are included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023 filed with the United States Securities and Exchange Commission, which is available on request or via our website at www.stepan.com.



2023 (dollars in thousands)

Global Sales

● North America	$1,354,999
● Europe	561,915
● Latin America	306,244
● Asia Pacific	102,610

2023 Sales Dollar Distribution (dollars in thousands)

● Material	$1,408,284	60.55%
● Other Expense	483,890	20.81%
● Payroll & Fringes	279,865	12.03%
● Depreciation & Amortization	105,338	4.53%
● Income Taxes	8,187	0.35%
● Net Income	40,204	1.73%

2023 (dollars in thousands)

Long Lived Assets

● North America	$1,007,856
● Europe	181,550
● Latin America	118,781
● Asia Pacific	48,491

EBITDA Reconciliation (dollars in thousands)

		2023	2022	2021	2020	2019
Net Income Attributable to Stepan Company	$	40,204	$ 147,153	$ 137,804	$ 126,770	$ 103,129
Provision for Income Taxes		8,187	41,550	34,642	43,411	22,798
Income Attributable to Stepan Company Before Provision for Income Taxes*		48,391	188,703	172,446	170,181	125,927
Interest, Net		12,103	9,809	5,753	5,409	5,932
EBIT		**60,494**	**198,512**	**178,199**	**175,590**	**131,859**
Depreciation & Amortization		105,338	94,650	90,876	81,860	78,701
EBITDA	$	**165,832**	$ **293,162**	$ **269,075**	$ **257,450**	$ **210,560**

*Excluding Net (Gain) Loss Attributable to Noncontrolling Interest



EBITDA
(dollars in thousands)

Reconciliation of Non-GAAP Adjusted Net Income*

(dollars in thousands, except per share amounts)

		2023		EPS		2022		EPS
Net Income Reported	$	40,204	$	1.75	$	147,153	$	6.38
Deferred Compensation (Income) Expense		(551)		(0.02)		(2,369)		(0.10)
Business Restructuring & Asset Impairment Expense		8,929		0.39		231		0.01
Goodwill and Other Intangibles impairment		1,422		0.06		-		-
Cash-Settled SARs (Income) Expense		(74)		0		(270)		(0.01)
Environmental Remediation Expense		762		0.03		8,728		0.37
Adjusted Net Income	$	**50,692**	$	**2.21**	$	**153,473**	$	**6.65**

*All amounts in this table are presented after-tax

Board of Directors



F. Quinn Stepan, Jr.
Chairman



Scott R. Behrens
President and
Chief Executive Officer



Lorinda A. Burgess
Former Vice President,
Finance and Chief Financial
Officer, Americas Region of
Medtronic Inc.



Randall S. Dearth
Senior Director,
SK Capital Partners, LP



Joaquin Delgado, PhD
Former Executive Vice President,
Consumer Business Group,
3M Company



Susan M. Lewis
Former Senior Vice President,
Global Operations, Corteva, Inc.



Jan Stern Reed
Former Senior Vice President,
General Counsel and
Corporate Secretary,
Walgreens Boots Alliance, Inc.



Edward J. Wehmer
Founder and Senior Advisor,
Wintrust Financial Corporation

Officers

Scott R. Behrens
President and Chief Executive Officer

Robert J. Haire
Executive Vice President, Supply Chain

David G. Kabbes
Vice President, General Counsel
and Secretary

Jason S. Keiper, PhD
Vice President and Chief Technology
and Sustainability Officer

Sean T. Moriarty
Vice President and
General Manager, Surfactants

Sharon N. Purnell
Vice President and Chief Human
Resources Officer

Luis E. Rojo
Vice President and Chief Financial Officer

Richard F. Stepan
Vice President and
General Manager, Polymers

Departmental Vice Presidents

Ethics and Compliance
David B. Mattingly
Vice President, Chief Compliance and Risk Officer

Finance
Matthew J. Eaken
Vice President and Controller

Joseph Whitney
Vice President, Information Technology

Legal
Stefan Svensson
Vice President, Global Environmental, Health,
Safety and Security

Polymers
Michael A. McCurrie
Vice President, Americas

Roger Stubbs
Vice President, Europe

Procurement
Jeff Hempfling
Global Vice President of Procurement

Research and Development
Jim Faunce, PhD
Vice President, Global Quality
and Regional Product Development

Supply Chain
Daniel Bertholf
Vice President, Strategic Planning, Platform
and Asset Management

Wojciech Mazurek
Vice President, Europe and Asia Supply Chain

Eric Werner
Vice President, North America Manufacturing

Surfactants
David Allen
Vice President, Global Crop Productivity

Eduardo Lopes Do Couto
Vice President and General Manager, Mercosul

Cassandra Fricke
Vice President, Global Sales and Channel Growth

Adriano Galimberti
Vice President and General Manager, North America

Rafael Monroy Pedraza
Vice President and General Manager, Latin America

Mark F. Mydlach
Vice President, Growth and Customer Experience

Philippe Nastasi
Vice President, European Surfactants

Corporate Information

Independent Registered Public Accounting Firm
Deloitte & Touche LLP, Chicago, Illinois

Transfer Agent and Registrar
Computershare
P.O. Box 43006
Providence, RI 02940-3006
877-373-6374

Contact the Transfer Agent and Registrar concerning dividends,
transfer of ownership or other matters pertaining to your stock.

Stock Listing
New York Stock Exchange: SCL

Investor Relations
Luis E. Rojo
847-446-7500

Form 10-K
Copies of the Company's annual report on Form 10-K, filed
with the Securities and Exchange Commission, will be available
without charge to stockholders and interested parties upon
written request to the Secretary of the Company or on our
website at www.stepan.com.

Annual Meeting
The 2024 Annual Meeting of the Stockholders of the Company
will be held at 9:00 a.m., Tuesday, April 30, 2024, at the
Company's headquarters in Northbrook, Illinois.

Corporate Governance
The Company's Corporate Governance Guidelines and
Code of Conduct are provided on our website at
www.stepan.com within the Investors section of the site. Our
website also provides contact information for the Company's
Ethics Hotline, which allows employees, stockholders and other
interested parties to communicate with the Company (on an
anonymous basis, if desired) through an independent third party
hotline by telephone or online.

Design
Big Pivot Partners



Northbrook, IL 60062
847.446.7500

stepan.com

Headquarters

Northbrook, Illinois, USA – Corporate Headquarters
Northfield, Illinois, USA – Global Technology Center

Manufacturing Locations

North America

Anaheim, California, USA
Columbus, Georgia, USA
Fieldsboro, New Jersey, USA
Lake Providence, Louisiana, USA
Maywood, New Jersey, USA
Millsdale (Elwood), Illinois, USA
Pasadena, Texas, USA
Wilmington, North Carolina, USA
Winder, Georgia, USA

Asia

Bauan, Batangas, Philippines
Jurong Island, Singapore
Nanjing, China

Europe

Brzeg Dolny, Poland
Stalybridge, England, UK
Vlissingen, The Netherlands
Voreppe (Grenoble), France
Wesseling (Cologne), Germany

Latin America

Ecatepec, Mexico
Manizales, Colombia
Matamoros, Mexico
Salto, Brazil
Vespasiano, Brazil